
Mail Stop 3561

January 22, 2018

Andrew Khor Poh Kiang
Chief Executive Officer
Andes 7, Inc.
424 Clay Street, Lower Level
San Francisco, CA 94111

> **Re:** **Andes 7, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed May 4, 2017**
> **File No. 0-55491**

Dear Mr. Kiang:

We issued a comment to you on the above captioned filing on December 5, 2017. As of the date of this letter, the comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to our comment by February 5, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products